1-A-W  WITHDRAWAL REQUEST

January 24, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12059)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended,

Colambda Technologies, Inc., (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12509), together with all amendments and exhibits thereto (collectively, the "Offering Statement"). The Offering Statement was filed with the Securities and Exchange Commission (the "Commission") on November 15, 2022, and has not been qualified by the Commission. The most recent filed amendment was on November 22, 2022. The Offering Statement relates to the public offering of the Company's Common Stock (the "Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ David Riggs

David Riggs

Chief Executive Officer and Director

Colambda Technologies, Inc.